Mail Stop 3561

September 25, 2006

Mr. Eric S. Rosenfeld
Chairman of the board
Rhapsody Acquisition Corp.
10 East 53rd Street, 35th Floor
New York, New York 10022

       Re: Rhapsody Acquisition Corp.
               Amendment No. 2 to Registration Statement on
               Form S-1
               Filed August 28, 2006
               File No. 333-134694

Dear Mr. Rosenfeld:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three from our letter of August 15, 2006 and we reissue in part the prior comment. We continue to note the disclosure on page 37 that, "We therefore believe that any necessary provision for creditors will be minimal and will not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders." Please reconcile this statement with the disclosure on pages 11-12 that: (i) "Although we will seek to have all vendors and service providers … execute agreements with us waiving any right … of any kind in or to any monies held in the trust account … there is

no guarantee that they will execute such agreements;" (ii) "[n]or is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account;" and (iii) "we cannot assure you that he will be able to satisfy those obligations if he is required to do so." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the officer to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
       Fax (212) 818-8881